# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MARCHEX, INC., CIK 0001224133
CUSIP: 56624R108
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1448 NW Market St, Suite 500, Seattle, Washington (WA), 98107
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0001054568
Persons authorized to receive notices and communications: Russell C. Horowitz, 1448 NW Market St, Suite 500, Seattle, Washington (WA), 98107, (206) 331-3300

## Reporting persons
- Russell C. Horowitz (CIK 0001054568): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 8,813,485; shared voting power 0; sole dispositive power 8,813,485; shared dispositive power 0; aggregate amount beneficially owned 8,813,485 (18.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: MARCHEX, INC.
Address of issuer's principal executive offices: 1448 NW Market St, Suite 500, Seattle, Washington (WA), 98107
Comment: The Reporting Person (as defined below) previously filed a Schedule 13G, most recently amended on February 14, 2024 (the "Schedule 13G/A"), pursuant to Rule 13d-1(d) regarding the beneficial ownership of shares ("Shares") of Marchex, Inc. ("Marchex"). On July 1, 2026, the Reporting Person acquired beneficial ownership of more than two percent of the Shares such that he is no longer eligible to file a Schedule 13G pursuant to Rule 13d-1(d) and, accordingly, is filing this Schedule 13D (this "Schedule 13D"). This Schedule 13D amends and supersedes the Reporting Person's previously filed Schedule 13G/A.

## Item 2. Identity and Background
Name of person filing: Russell C. Horowitz (the "Reporting Person")
Residence or business address: c/o Marchex, Inc., 1448 NW Market St, Suite 500, Seattle, WA 98107
Present principal occupation or employment: The Reporting Person is a founder of Marchex and currently serves as its Chairman.
Criminal convictions in the last five years: During the five years preceding the date of this filing, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the five years preceding the date of this filing, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person is a founder of Marchex, has provided services to it in several roles since its incorporation in January 2003 (including as a former executive officer, a consultant, and a member of the board of directors), and currently serves as its Chairman. The Reporting Person acquired his historical holdings from personal funds in connection with private investments in Marchex prior to its initial public offering in March 2004 and subsequently through equity incentive compensation.

On July 1, 2026 (the "Closing Date"), the Reporting Person acquired from Marchex $4.9 million in convertible promissory notes (the "Notes") initially convertible into 2,702,703 Shares at $1.80 per share, in consideration for Marchex acquiring capital stock of Archenia, Inc., a performance-based marketing technology company, pursuant to a stock purchase agreement dated May 8, 2026 (the "Stock Purchase Agreement"). As additional consideration pursuant to the Stock Purchase Agreement, for each of the first and second 12-month periods following the Closing Date, to the extent (1) Archenia's revenue or Adjusted EBITDA exceed such amounts for the 12-month period prior to the Closing Date, and (2) Archenia achieves certain specified integration or customer retention targets, Marchex will issue to the Reporting Person an aggregate of 972,973 million Shares for each such period.

The foregoing descriptions of the Notes and the Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by the full text to such documents, in the forms filed herewith as Exhibits 99.1 and 99.2, respectively, which are incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4. The Reporting Person acquired beneficial ownership of the Shares as part of the transactions described in Item 3 above. The Reporting Person may in the future take actions with respect to his investment in Marchex as it deems appropriate, including changing his current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. From time to time, the Reporting Person may acquire beneficial ownership of additional securities of Marchex, by purchase or otherwise, including additional purchases of shares in the open-market or privately negotiated transactions or otherwise. In addition, from time to time, the Reporting Person may dispose of all or a portion of the securities of Marchex that he beneficially owns. Other than as described above, the Reporting Person has no plan or proposal that relates to or would result in any of the transactions involving Marchex described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares beneficially owned by the Reporting Person is 8,813,485. Such amount includes (i) 4,660,927 shares of Class A Common Stock, convertible into the same number of Shares, (ii) 452,937 Shares issuable upon exercise of options, and (iii) 2,702,703 Shares issuable upon conversion of the Notes, in each case convertible or exercisable currently or within 60 days hereof. Based on the Shares outstanding as of April 10, 2026, as reported by Marchex in its definitive proxy statement dated June 5, 2026, such amount represents beneficial ownership of approximately 18.5% of Marchex's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all Shares reported in Item 5(a). Each Share of Class A Common Stock is entitled to 25 votes on all matters to be voted on by stockholders. The Class A Common Stock and Notes are held by MARRCH Investments, LLC, for which the Reporting Person is the managing member, thus has sole voting and investment power over the shares it beneficially owns.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, no transactions in Shares were effected by the Reporting Person during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6. Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of Marchex in connection with any call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K, filed July 1, 2026, by Marchex (SEC File No. 000-50658).

99.2 - Stock Purchase Agreement, dated May 8, 2026, between Marchex and the Sellers named therein (incorporated by reference to Annex A of the Proxy Statement, filed June 5, 2026, by Marchex (SEC File No. 000-50658).

## Signatures
- Russell C. Horowitz: /s/ Russell C. Horowitz, Russell C. Horowitz / Chairman (07/07/2026)